UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 24, 2024

Hennessy Capital Investment Corp. VI

(Exact name of registrant as specified in its charter)

Delaware	001-40846	86-1626937
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

195 US Hwy 50, Suite 309 Zephyr Cove, Nevada	89448
(Address of principal executive offices)	(Zip Code)

(307) 734-4849

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Shares of Class A common stock, par value $0.0001 per share	HCVI	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	HCVIW	The Nasdaq Stock Market LLC
Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	HCVIU	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

As previously reported, on June 17, 2024, Hennessy Capital Investment Corp. VI, a Delaware corporation (“SPAC”), Namib Minerals, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“PubCo”), Midas SPAC Merger Sub Inc., a Delaware corporation and a direct wholly-owned subsidiary of PubCo, Cayman Merger Sub Ltd., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of PubCo, and Greenstone Corporation, an exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Company” or “Greenstone”), entered into a business combination agreement (the “Business Combination Agreement”), pursuant to which, the parties thereto will enter into a business combination transaction (the “Business Combination”).

On September 12, 2024, PubCo confidentially submitted a draft registration statement on Form F-4 relating to the Business Combination to the U.S. Securities and Exchange Commission (the “SEC”).

Furnished herewith as Exhibit 99.1 and incorporated herein by reference is an investor presentation that SPAC, PubCo and Greenstone have prepared for use in connection with the Business Combination.

The foregoing (including Exhibit 99.1) and the information set forth therein are being furnished pursuant to Item 7.01 and shall not be deemed to be “filed” for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall they be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act.

************

Important Information for Investors and Stockholders

In connection with the Business Combination, PubCo intends to file with the SEC a registration statement on Form F-4 (the “Registration Statement”), which will include a prospectus with respect to PubCo’s securities to be issued in connection with the Business Combination and a proxy statement to be distributed to holders of SPAC’s common stock in connection with SPAC’s solicitation of proxies for the vote by SPAC’s stockholders with respect to the Business Combination and other matters to be described in the Registration Statement. After the SEC declares the Registration Statement effective, SPAC plans to file the definitive proxy statement with the SEC and to mail copies to stockholders of SPAC as of a record date to be established for voting on the Business Combination. This Current Report on Form 8-K (this “Current Report”) and Exhibit 99.1 furnished herewith do not contain all the information that should be considered concerning the Business Combination and is not a substitute for the Registration Statement, the proxy statement or for any other document that PubCo or SPAC may file with the SEC. Before making any investment or voting decision, investors and security holders of SPAC and Greenstone are urged to read the Registration Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Business Combination as they become available because they will contain important information about Greenstone, SPAC, PubCo and the Business Combination.

Investors and security holders will be able to obtain free copies of the Registration Statement and all other relevant documents filed or that will be filed with the SEC by PubCo and SPAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by PubCo and SPAC may be obtained free of charge from SPAC’s website at hennessycapllc.com or by directing a request to Nicholas Geeza, Chief Financial Officer, PO Box 1036, 195 US Hwy 50, Suite 309, Zephyr Cove, Nevada 89448 or by telephone at (307) 734-4849. The information contained on, or that may be accessed through, the websites referenced in this Current Report is not incorporated by reference into, and is not a part of, this Current Report.

Participants in the Solicitation

The Company, SPAC, PubCo and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SPAC’s stockholders in connection with the Business Combination. For more information about the names, affiliations and interests of SPAC’s directors and executive officers, please refer to SPAC’s annual report on Form 10-K filed with the SEC on March 29, 2024 and the Registration Statement, the proxy statement and other relevant materials filed with the SEC in connection with the Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SPAC’s stockholders generally, will be included in the Registration Statement, when it becomes available. Stockholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward Looking Statements

This Current Report includes, or incorporates by reference, forward-looking statements. All statements other than statements of historical facts contained in this Current Report are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, Greenstone’s, SPAC’s, PubCo’s, or their respective management teams’ expectations concerning the outlook for their or PubCo’s business, productivity, plans, and goals for future operational improvements and capital investments, operational performance, future market conditions, or economic performance and developments in the capital and credit markets and expected future financial performance, including the restart of Greenstone’s Mazowe mine and Redwing mine and related expansion plans, capital expenditure plans and timeline, the development and goals of the prospective exploration licenses in the Democratic Republic of Congo (the “DRC”), 2024 estimates of financial and operational performance, economic outlook for the gold mining industry, mineral reserve and resource estimates, outlook for investing in Zimbabwe, expectations regarding gold prices and exchange rates, production, total cash costs, all-in costs, cost savings and other operating results, productivity improvements, expected net proceeds, expected additional funding, the percentage of redemption of SPAC’s public stockholders, growth prospects and outlook of PubCo’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of Greenstone’s exploration and production projects, as well as any information concerning possible or assumed future results of operations of PubCo. Forward-looking statements also include statements regarding the expected benefits of the Business Combination. The forward-looking statements are based on the current expectations of the respective management teams of PubCo and SPAC, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SPAC’s securities; (ii) the risk that the Business Combination may not be completed by SPAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline currently sought by SPAC; (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the adoption of the Business Combination Agreement by the stockholders of SPAC and Greenstone, the satisfaction of the $25 million minimum cash amount condition to the Business Combination Agreement following redemptions by SPAC’s public stockholders and the receipt of certain regulatory approvals; (iv) market risks, including the price of gold; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (vi) the effect of the announcement or pendency of the Business Combination on Greenstone’s business relationships, performance, and business generally; (vii) risks that the Business Combination disrupts current plans of Greenstone and potential difficulties in its employee retention as a result of the Business Combination; (viii) the outcome of any legal proceedings that may be instituted against Greenstone, PubCo or SPAC related to the Business Combination Agreement or the Business Combination; (ix) failure to realize the anticipated benefits of the Business Combination; (x) the inability to maintain the listing of SPAC’s securities or to meet listing requirements and maintain the listing of PubCo’s securities on the Nasdaq; (xi) the risk that the price of PubCo’s securities may be volatile due to a variety of factors, including changes in the highly competitive industries in which PubCo plans to operate, variations in performance across competitors, changes in laws, regulations, technologies, natural disasters or health epidemics/pandemics, national security tensions, and macro-economic and social environments affecting its business, and changes in the combined capital structure; (xii) the inability to implement business plans, forecasts, and other expectations after the completion of the Business Combination, identify and realize additional opportunities, and manage growth and expanding operations; (xiii) the risk that PubCo may not be able to successfully develop its assets, including expanding the How Mine, restarting and expanding its other mines in Zimbabwe or developing its exploration permits in the DRC; (xiv) the risk that PubCo will be unable to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xv) political and social risks of operating in Zimbabwe and the DRC; (xvi) the operational hazards and risks that Greenstone faces; and (xvii) the risk that additional financing in connection with the Business Combination may not be raised on favorable terms, in a sufficient amount to satisfy the $25 million (post-redemptions) minimum cash amount condition to the Business Combination Agreement, or at all. The foregoing list is not exhaustive, and there may be additional risks that neither SPAC nor PubCo presently know or that SPAC and PubCo currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this Current Report and the other risks and uncertainties described in the “Risk Factors” section of SPAC’s Annual Report on Form 10-K for the year ended December, 31, 2023, which was filed with the SEC on March 29, 2024, the risks to be described in the Registration Statement and those discussed and identified in filings made with the SEC by SPAC and PubCo, from time to time. PubCo and SPAC caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this Current Report speak only as of the date of this Current Report. None of SPAC or PubCo undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that SPAC or PubCo will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Business Combination, in SPAC’s or PubCo’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to review carefully.

No Offer or Solicitation

This Current Report shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Number	Description

99.1	Investor Presentation, dated September 2024.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HENNESSY CAPITAL INVESTMENT CORP. VI

By:	/s/ Daniel J. Hennessy
Name:	Daniel J. Hennessy
Title:	Chief Executive Officer

Dated: September 24, 2024

4